March 4, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Northwest Pipe Company

Registration Statement on Form S-3

File No. 333-158616

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Northwest Pipe Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-158616), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 17, 2009.

The Company is seeking withdrawal of the Registration Statement because it has determined not to pursue the contemplated public offering at this time. The Registration Statement was not declared effective, and no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please contact the Company’s counsel, Gregory E. Struxness of Ater Wynne LLP, at (503) 226-8449

Sincerely yours,

/s/ Richard A. Roman
Richard A. Roman President and Chief Executive Officer

5721 SE COLUMBIA WAY • SUITE 200 • VANCOUVER, WASHINGTON 98661

TELEPHONE (360) 397-6250 • FAX (360) 397-6257 • TOLL FREE (800) 989-9631 • WWW.NWPIPE.COM